Exhibit 99.1

Qudian Inc. Reports Second Quarter 2019

Unaudited Financial Results

XIAMEN, China, Aug 16, 2019 /PRNewswire/ -- Qudian Inc. ("Qudian" or the "Company") (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the quarter ended June 30, 2019.

Second Quarter 2019 Operational Highlights:

•	Total number of registered users as of June 30, 2019 reached 76.0 million, representing an increase of 11.9% from June 30, 2018
•	Number of outstanding borrowers[1] from loan book business and transaction referral business as of June 30, 2019 increased by 11.9% to 6.1 million from 5.4 million as of March 31, 2019
•	Cumulative number of borrowers[2] from loan book business and transaction referral business as of June 30, 2019 increased by 16.9% to 18.3 million from June 30, 2018
•

New active borrowers[3] from loan book business and transaction referral business for this quarter increased by 108.2% to 1,092,849 from 524,795 for the first quarter of 2019 as a result of successful activation of Qudian’s user base through credit trial programs and incremental user growth driven by transaction referral business

•	Total outstanding loan balance[4] as of June 30, 2019 increased by 91.8% to RMB28.7 billion from June 30, 2018
•

Weighted average loan tenure for our loan book business was 8.4 months for this quarter, compared with 9.9 months for the first quarter of 2019; Weighted average loan tenure for our transaction referral business was 14.1 months for this quarter, compared with 11.8 months for the first quarter of 2019

•

Cumulative number of users for traffic referral service as of June 30, 2019 increased by 34.1% to 3.4 million from March 31, 2019; Cumulative number of users for transaction referral service as of June 30, 2019 increased by 205.6% to 417,478 from March 31, 2019

•	Cumulative amount of transactions referred for transaction referral business was RMB5.9 billion as of June 30, 2019
[1]

Outstanding borrowers are borrowers who have outstanding loans as of a particular date, including outstanding borrowers from both loan book business and transaction referral business. Transaction referral business, as part of our open-platform, was launched in the second half of 2018.

[2]

Cumulative number of borrowers are borrowers who have drawn down credit on or prior to a particular date, on a cumulative basis, including outstanding borrowers from both loan book business and transaction referral business.

[3]

Active borrowers are borrowers who have drawn down credit in the specified period from both loan book business and transaction referral business. New active borrowers are active borrowers who had never drawn down credit on our platform prior to the specified period.

[4]

Includes off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and it does not include auto loans from Dabai Auto business and loans from transaction referral business.

Second Quarter 2019 Financial Highlights:

•	Total revenues were RMB2,220.7 million (US$323.5 million), flat from the same period last year, primarily due to discontinuation of Dabai Auto
•	Loan facilitation income and other related income increased by 34.8% year-on-year to RMB609.7 million (US$88.8 million) from RMB452.1 million for the same period last year
•

Referral service fee and other related income which relate to transaction referral services and traffic referral services provided by our open-platform, substantially increased to RMB398.1 million (US$58.0 million) from nil for the same period last year

•	Financing income increased by 10.0% to RMB984.4 million (US$143.4 million) from RMB895.1 million for the same period last year as a result of an increase in average on-balance sheet loan balance
•	Net income increased by 57.9% year-on-year to RMB1,143.4 million (US$166.6 million), or RMB4.00 (US$0.58) per diluted ADS
•	Non-GAAP net income[5] increased by 57.1% year-on-year to RMB1,158.6 million (US$168.8 million), or RMB4.05 (US$0.59) per diluted ADS
[5]	For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

“In the second quarter we achieved new records in net income and borrower numbers and made great progress on our open-platform initiative,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Leveraging our self-developed credit big-data and transaction clearing technologies, we are able to provide large scale credit assessment and high-speed precision processing via an efficient and reliable to-consumer interface for more than 100 licensed financial service providers to serve the underpenetrated consumption credit market in China. These underserved mass-market Chinese consumers are attracted to the affordable and seamless loans offered through our platform, creating overwhelming demand that drives natural traffic with minimal acquisition costs for us. As the end of the second quarter 2019, our registered user base grew to 76.0 million and total outstanding borrowers reached 6.1 million, both the highest in our Company’s history.”

“Strategically, via our open-platform initiative we are further opening up our dormant registered user base beyond our loan book to financial institution partners who wish to grow their own loan book. During the second quarter, 415,000 open-platform outstanding borrowers were served on our interface, with a 70%[6] repeat ratio, demonstrating strong sustainability and user stickiness trends.”

[6]

Repeat user ratio refers to the ratio of (i) users who have made at least one drawdown on the open-platform prior to the second quarter of 2019 and made at least one drawdown in the second quarter of 2019, and have at least RMB1,000 of remaining credit line after the most recent drawdown as of June 30, 2019, divided by (ii) users who have made at least one drawdown on the open-platform and have at least RMB1,000 of remaining credit line after the most recent drawdown as of June 30, 2019.

“Since we have an overwhelming demand situation, instead of increasing marketing spend we have stepped up efforts to activate more new users in our loan book business. Through our increased efforts in credit trials and our evolving credit assessment system, new active borrowers increased by 107.9% from last quarter.”

“While we continue to enjoy a massive proprietary app based user base, we are opening our interface to third-party app partners. Instead of routing high cost traffic to our app, we will continue our approach of implementing a distributed traffic eco-system. Leveraging the latest in HTML5 technology, we can operate the full credit assessment and disbursement experience through third-party apps. This brings seamless user experience to the mass market by integrating our user interfaces within such leading third-party apps where their users wish to stay.”

“We delivered another record Non-GAAP net income of RMB1,158.6 million, a 57.1% year-over-year increase as a result of our fast-growing user base, risk-free incremental profits from our open-platform initiative, low operating costs, regulatory compliant operating structure and solid asset quality,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “Owning to our massive under-tapped user base our open-platform initiative continued to prove its strong potential to become a major growth driver, generating RMB398.1 million in revenue for the second quarter with little marginal operational cost and zero credit risk, and driving over RMB4.8 billion in loan balance for our licensed financial institution partners as of the end of second quarter. This grew substantially from RMB158.7 million of referral revenues in the first quarter of 2019. Our established full-suite consumer finance solution offered to our APP partners contains credit assessment models and transaction infrastructure that can process over 37,000 transactions per hour, solidifying our leadership position in big data analytics and transaction clearing, delivering significant value to all participants in the online consumer finance value chain.”

“Qudian has a long-standing commitment to deliver value to our shareholders. We seized the market window to raise a US$345 million convertible bond, including a fully exercised green shoe, at 1% coupon for 7 years, and further entered a capped call transaction to increase the effective conversion premium by 75%. More importantly, given the ongoing visible disconnect between the Company’s value and fundamentals, the majority of the proceeds are earmarked for potential share buybacks over the next one to two years. We will continue to assess latest capital market trends and may undertake new capital market transactions that enhance shareholder value. With solid second quarter results driven by strong momentum in our open-platform initiative and better-than-expected loan book growth, we are reaffirming our previously announced Non-GAAP net income guidance of RMB4.5 billion.”

Second Quarter Financial Results

Total revenues were RMB2,220.7 million (US$323.5 million), flat from RMB2,243.7 million for the second quarter of 2018.

Financing income totaled RMB984.4 million (US$143.4 million), an increase of 10.0% from RMB895.1 million for the second quarter of 2018, as a result of an increase in average on-balance sheet loan balance.

Loan facilitation income and other related income increased by 34.8% to RMB609.7 million (US$88.8 million) from RMB452.1 million for the second quarter of 2018, as a result of an increase in the amount of off-balance sheet transactions.

Referral service fee and other related income substantially increased to RMB398.1 million (US$58.0 million) from nil in the second quarter of 2018, as a result of the ramp-up of the open-platform initiative.

Sales income substantially decreased to RMB123.5 million (US$18.0 million) from RMB784.8 million for the second quarter of 2018, due to the scaling down of the Dabai Auto business.

Sales commission fee decreased by 9.7% to RMB95.6 million (US$13.9 million) from RMB105.9 million for the second quarter of 2018, due to a decrease in the gross merchandise value for merchandise credit products.

Total operating costs and expenses decreased by 34.9% to RMB959.1 million (US$139.7 million) from RMB1,473.1 million for the second quarter of 2018.

Cost of revenues decreased by 69.8% to RMB286.1 million (US$41.7 million) from RMB947.8 million for the second quarter of 2018, primarily due to a decrease in costs incurred by the Dabai Auto business and a decrease in funding costs associated with the on-balance sheet portion of our loan book business.

Sales and marketing expenses decreased by 51.6% to RMB77.7 million (US$11.3 million) from RMB160.6 million for the second quarter of 2018. The decrease was primarily due to a decrease in staff salary and marketing expenses associated with the scaling down of the Dabai Auto business.

General and administrative expenses decreased by 2.6% to RMB67.3 million (US$9.8 million) from RMB69.1 million for the second quarter of 2018.

Research and development expenses increased by 70.6% to RMB62.9 million (US$9.2 million) from RMB36.9 million for the second quarter of 2018 as a result of an increase in staff salary.

Provision for receivables increased by 122.8% to RMB494.5 million (US$72.0 million) from RMB222.0 million for the second quarter of 2018. The increase was primarily due to an increase in past-due on-balance sheet outstanding principal receivables compared to the second quarter of 2018 and a write-down relating to the Dabai Auto business of RMB38.4 million (US$5.6 million).

As of June 30, 2019, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB668.1 million (US$97.3 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB888.3 million (US$129.4 million), indicating M1+ Delinquency Coverage Ratio of 1.3x.

The following chart displays "vintage charge-off rate." Vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated during a specified time period, the total outstanding principal balance of the transactions that are delinquent for more than 180 days during such period, divided by the total initial principal of the transactions facilitated in such vintage.

The following chart displays the historical lifetime cumulative M1+ delinquency rate by vintage, from the second month after credit drawdowns up to the twelfth month after such transactions for all on- and off-balance transactions for each of the quarters indicated, before charge-offs.

Income from operations increased by 63.4% to RMB1,264.2 million (US$184.2 million) from RMB773.8 million for the second quarter of 2018.

Net income attributable to Qudian’s shareholders increased by 57.9% to RMB1,143.4 million (US$166.6 million), or RMB4.00 (US$0.58) per diluted ADS.

Non-GAAP Net income attributable to Qudian shareholders increased by 57.1% to RMB1,158.6 million (US$168.8 million), or RMB4.05 (US$0.59) per diluted ADS.

Cash Flow

As of June 30, 2019, the Company had cash and cash equivalents of RMB2,586.9 million (US$376.8 million) and restricted cash of RMB858.6 million (US$125.1 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; (ii) time deposits that are pledged for short-term bank loans; and (iii) security deposits held in designated bank accounts for guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the quarter ended June 30, 2019, net cash provided by operating activities was RMB1,413.6 million (US$205.9 million), mainly attributable to net income of RMB1,143.4 million (US$166.6 million), adjustment of provision for receivables of RMB494.5 million (US$72.0 million). Net cash provided by investing activities was RMB881.3 million (US$128.4 million), mainly due to proceeds from collection of loan principal of RMB6,935.1 million (US$1,010.2 million), partially offset by payments to originate loan principal of RMB5,833.9 million (US$849.8 million). Net cash used in financing activities was RMB1,927.8 million (US$280.8 million), mainly due to repayments of borrowings of RMB1,374.5 million (US$200.2 million) and repurchase of ordinary shares of RMB693.5 million (US$101.0 million).

Convertible bond issuance and update on share repurchase

On July 1, 2019, the Company closed the offering of US$300 million in aggregate principal amount of convertible senior notes due 2026 and the sale of an additional US$45 million aggregate principal amount of such notes pursuant to the exercise in full by the initial purchasers of their option to purchase additional notes. In light of continued disconnection between strong fundamentals and low stock price, the Company plans to use the majority of the proceeds to further fuel its share repurchase efforts. As of the date of this release, the Company has completed total share repurchases of approximately US$377 million. As of June 30, 2019, the total number of ordinary shares outstanding was 279,260,717.

Outlook

The Company reaffirms its total Non-GAAP net income for the full year of 2019 to exceed RMB4.5 billion, which will represent a 76.5% increase from approximately RMB2.5 billion for 2018.

The above outlook is based on current market conditions and reflects the Company's preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer demand, all of which are subject to change.

Conference Call

The Company's management will host an earnings conference call on August 16, 2019 at 8:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1-866-519-4004 (toll-free) / +1-845-675-0437

International:	+65-6713-5090

Hong Kong:	800-906-601 (toll-free) / +852-3018-6771

Mainland China:	400-620-8038 / 800-819-0121

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "Qudian Conference Call". Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 24, 2019, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-28199-0299

Hong Kong:	800-963-117 (toll-free) / +852-3051-2780

Mainland China:	400-632-2162 (toll-free) / 800-870-0205 (toll-free)

Passcode:	7744949

About Qudian Inc.

Qudian Inc. ("Qudian") is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian's data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian's business and offerings.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its credit products; Qudian's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.
Annie Huang
Tel: +86-592-591-1580
E-mail: ir@qudian.com

The Foote Group

Philip Lisio
Tel: +86-135-0116-6560
E-mail: qudian@thefootegroup.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
	2018	2019
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Revenues:
Financing income	895,131	984,446	143,401
Sales commission fee	105,898	95,602	13,926
Sales income	784,753	123,536	17,995
Penalty fee	5,766	9,394	1,368
Loan facilitation income and other related income	452,103	609,651	88,806
Referral service fee and other related income	—	398,068	57,985
Total revenues	2,243,651	2,220,697	323,481
Operating cost and expenses:
Cost of revenues	(947,817)	(286,135)	(41,680)
Sales and marketing	(160,586)	(77,732)	(11,323)
General and administrative	(69,110)	(67,326)	(9,807)
Research and development	(36,863)	(62,882)	(9,160)
Changes in guarantee liabilities	(36,747)	(2,139)	(312)
Changes in risk assurance liabilities	—	31,611	4,605
Provision for receivables	(221,951)	(494,453)	(72,025)
Total operating cost and expenses	(1,473,074)	(959,056)	(139,702)
Other operating income	3,203	2,570	374
Income from operations	773,780	1,264,211	184,153
Interest and investment income, net	4,584	11,348	1,653
Foreign exchange gain/(loss), net	18,420	(1,074)	(156)
Other income	7,828	21,915	3,192
Other expenses	—	(372)	(54)
Net income before income taxes	804,612	1,296,028	188,788
Income tax expenses	(80,420)	(152,622)	(22,232)
Net income	724,192	1,143,406	166,556
Net income attributable to Qudian Inc.’s shareholders	724,192	1,143,406	166,556
Earnings per share for Class A and Class B ordinary shares:
Basic	2.21	4.03	0.59
Diluted	2.19	4.00	0.58
Earnings per ADS (1 Class A ordinary share equals 1 ADS):
Basic	2.21	4.03	0.59
Diluted	2.19	4.00	0.58
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	327,811,355	284,022,960	284,022,960
Diluted	330,060,963	285,735,609	285,735,609
Other comprehensive income
Foreign currency translation adjustment	113,240	9,755	1,421
Total comprehensive income	837,432	1,153,161	167,977
Total comprehensive income attributable to Qudian Inc.’s shareholders	837,432	1,153,161	167,977

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31, 2019	As of June 30, 2019
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,931,430	2,586,949	376,832
Restricted cash	1,138,364	858,648	125,076
Short-term investments	30,000	30,000	4,370
Short-term loan principal and financing service fee receivables	10,010,611	8,743,378	1,273,616
Short-term finance lease receivables	492,132	448,494	65,331
Short-term contract assets	1,338,853	1,809,313	263,556
Amounts due from related parties	44	45	7
Other current assets	1,760,531	1,967,223	286,558
Total current assets	16,701,965	16,444,050	2,395,346
Non-current assets:
Long-term loan principal and financing service fee receivables	388,200	251,921	36,696
Long-term finance lease receivables	569,629	484,989	70,647
Operating lease right-of-use assets	149,673	137,668	20,054
Investments in equity method investees	30,635	49,651	7,232
Long-term investments	—	180,000	26,220
Property and equipment, net	40,843	63,920	9,311
Intangible assets	7,056	6,111	890
Long-term contract assets	22,848	575,066	83,768
Deferred tax assets	312,911	450,116	65,567
Other non-current assets	23,200	20,266	2,952
Total non-current assets	1,544,995	2,219,708	323,337
TOTAL ASSETS	18,246,960	18,663,758	2,718,683

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31, 2019	As of June 30, 2019
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	4,201,713	3,241,491	472,177
Short-term lease liabilities	18,202	11,957	1,742
Accrued expenses and other current liabilities	515,414	657,416	95,763
Guarantee liabilities	566,630	409,160	59,601
Risk assurance liabilities	—	760,313	110,752
Income tax payable	445,261	339,715	49,485
Total current liabilities	5,747,220	5,420,052	789,520
Non-current liabilities:
Deferred tax liabilities	102,969	376,321	54,817
Long-term lease liabilities	23,188	18,996	2,767
Long-term borrowings and interest payables	597,500	597,500	87,036
Total non-current liabilities	723,657	992,817	144,620
Total liabilities	6,470,877	6,412,869	934,140
Shareholders’ equity:
Class A Ordinary shares	162	150	22
Class B Ordinary shares	44	44	6
Treasury shares	(362,130)	(362,130)	(52,750)
Additional paid-in capital	6,185,101	5,506,759	802,150
Accumulated other comprehensive loss	(63,667)	(53,912)	(7,853)
Retained earnings	6,016,573	7,159,978	1,042,968
Total shareholders’ equity	11,776,083	12,250,889	1,784,543
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,246,960	18,663,758	2,718,683

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended June 30,
	2018	2019
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	724,192	1,143,406	166,556
Add: Share-based compensation expenses	13,449	15,162	2,209
Non-GAAP net income attributable to Qudian Inc.’s shareholders	737,640	1,158,568	168,765
Non-GAAP net income per share—basic	2.25	4.08	0.59
Non-GAAP net income per share—diluted	2.23	4.05	0.59
Weighted average shares outstanding—basic	327,811,355	284,022,960	284,022,960
Weighted average shares outstanding—diluted	330,060,963	285,735,609	285,735,609